CANARY WHARF

GROUP PLC

03 DEC 30 AM 7:21

82-4997

03045475

JRG/AM/2769
08 December 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of documents lodged with the UKLA, notifications of major interests in shares, notification of directors' interests, offer proposal and a £1.1bn property transaction.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 1/7

J R Garwood
Group Company Secretary

Canary Wharf Group plc
One Canada Square Canary Wharf London E14 5AB Tel: +44 (020) 7418 2000 Fax: +44 (020) 7418 2222
Registered in England and Wales No. 4191122

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Shares, please send this document, together with the accompanying forms of proxy, form of election and reply paid envelope, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

Lazard is acting for Canary Wharf and no one else in connection with the Disposals and the Offer and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Disposals and the Offer.

Cazenove is acting as Rule 3 adviser to the Independent Committee of Canary Wharf and no one else in connection with the Offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in relation to the Offer.

Canary Wharf Group plc

Proposed disposal of properties situated at 5 Canada Square and 25 Canada Square, Canary Wharf and notice of Extraordinary General Meeting

---

A letter from the Group's Non-Executive Chairman, Sir Martin Jacomb, recommending that you vote in favour of the Disposals at the Extraordinary General Meeting appears on pages 3 to 5 of this document.

A notice convening the Extraordinary General Meeting, which is to be held on the 29th Floor at One Canada Square, Canary Wharf, London E14 5AB at 9:00 a.m. on Monday 22 December 2003, is set out at the end of this document.

Whether or not you intend to be present at the Extraordinary General Meeting, please complete and sign the form of proxy accompanying this document in accordance with the instructions printed on them and return them to the Group's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR (tel: 0870 162 3100), as soon as possible, and in any event not later than 48 hours before the Extraordinary General Meeting. The return of a completed form of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish and if you are entitled to do so.

TABLE OF CONTENTS

Letter of recommendation from Sir Martin Jacomb – Non-Executive Chairman and Chairman of the Independent Committee

CANARY WHARF
GROUP PLC

Registered office:
One Canada Square
Canary Wharf
London E14 5AB
(Registered in England under number 4191122)

Directors:
Sir Martin Jacomb *(Chairman)**
George Iacobescu *(Chief Executive Officer)*
A. Peter Anderson II *(Managing Director, Finance)*
Paul Reichmann
Sir John Carter*
Christopher Jonas*
Michael Price*
Gerald Rothman*
Robert Speirs*
Andrew Tisch*
**Non-Executive and members of the Independent Committee*

5 December 2003

To all Shareholders, the Warrantholder and participants in the Share Schemes

Dear Shareholder,

PROPOSED DISPOSAL OF PROPERTIES SITUATED AT 5 CANADA SQUARE, CANARY WHARF AND AT 25 CANADA SQUARE, CANARY WHARF

1. Introduction

The Board of Canary Wharf announced today that it had agreed the terms of the sale of two leasehold properties situated at 5 Canada Square and at 25 Canada Square, Canary Wharf (the "Properties") to wholly-owned subsidiaries of The Royal Bank of Scotland plc ("RBS") for consideration of £1,112 million payable in cash upon completion (the "Disposals").

I am writing to you to explain the background to the Disposals and to describe the action you should now take. The Board recommends that you vote in favour of the resolution required to effect the Disposals at the Extraordinary General Meeting which will be held on the 29th Floor at One Canada Square, Canary Wharf, London E14 5AB at 10:00 a.m. on Monday 22 December 2003.

2. Background to the Disposals

The Independent Committee has received a series of approaches from parties interested in acquiring Canary Wharf, culminating in the recommended Offer by the consortium led by MSREF and Simon Glick (the "Consortium") which was announced today. The Offer is 265 pence per share, comprising 220 pence per share in cash and 45 pence per share in the form of shares in Canary Wharf's parent company. The Offer will be implemented by way of a scheme of arrangement.

Brascan Corporation and IPC Advisors Corporation have confirmed that they are considering making an offer for Canary Wharf. They have therefore been asked for their consent to the Disposals under Note 1

to Rule 21.1 of the City Code. Neither of them has given this consent. The consent of the Consortium is not required as the Offer will be conditional, *inter alia*, on completion of the Disposals although, the Disposals can still be completed even if the Offer is not successful.

Since Canary Wharf is in an offer period for the purposes of the City Code, and since the consent of all the potential offerors to the Disposals has not been obtained, the Disposals are conditional upon the approval of Canary Wharf shareholders under Rule 21 of the Code.

3. Information on the Properties

Details of the properties are as follows:

Property	*Principal Tenant*	*NIA*[(1)] *(sq ft)*	*MV*[(2)] *(£m)*	*Rent*[(3)] *(£m)*
25 Canada Square	Citigroup	1,223,474	690	44.9
5 Canada Square	Credit Suisse First Boston	515,080	327	19.7
Total		**1,738,554**	**1,017**	**64.6**

Notes:
1. Net internal area
2. Market Value as at 30 June 2003
3. Net annual rents receivable

The market value of the properties stated above excludes any value for capital allowances available to purchasers.

4. Terms of Disposals

To effect the Disposals, Canary Wharf has entered into a series of agreements (the "Property Sale Agreements") for the sale of the leasehold interests in the Properties to wholly-owned subsidiaries of RBS.

Under the terms of the Property Sale Agreements, Canary Wharf will receive total consideration of £1,112 million payable in cash at completion. Further limited consideration may be received by Canary Wharf depending on the amount of capital allowances agreed by the purchasers with the Inland Revenue.

The obligations of the parties to complete the Property Sale Agreements are conditional on the approval of the Disposals by Canary Wharf's shareholders on or before 29 December 2003. In addition, completion of the Disposals is conditional on Canary Wharf procuring the release of the Properties from certain security arrangements to which they are currently subject. RBS may terminate if completion does not occur on or before 31 December 2003. RBS may also terminate the Property Sale Agreement relating to either property if that property is substantially damaged before completion. In addition, RBS may terminate the Property Sale Agreement relating to 5 Canada Square if 25 Canada Square is substantially damaged before completion.

Lazard will receive a fee of £3.5 million on completion of the Disposals. If the Disposals are completed but the Offer is unsuccessful, MSREF will receive a fee of £4.0 million, of which £3.0 million will be payable by Canary Wharf. If the Disposals are not completed, Canary Wharf will pay RBS a fee of £2.5 million but no fee, in relation to the Disposals, to Lazard or Morgan Stanley.

5. Impact on Canary Wharf

Part of the proceeds from the Disposals is required to repay approximately £901 million of floating rate notes issued by Canary Wharf Finance II plc in order to obtain the release of the Properties from the security arrangements to which they are currently subject.

As set out in the Appendix, the Disposals are expected to increase Canary Wharf's net assets by approximately £8.0 million, Adjusted NAV by approximately £32.1 million, and NNNAV by approximately £71.1 million. The Disposals are expected to reduce Canary Wharf's Adjusted NNNAV by approximately £96.5 million. These estimates take into account swap breakage costs arising from repayment of the floating rate notes, the write-off of prior period financing costs deferred in accordance with FRS 4 and the write back of the rent free accruals recognised in accordance with UITF 28. The cash

proceeds from the Disposals are expected to generate approximately £225.2 million of additional liquidity for Canary Wharf.

6. Benefits to the Company Disposals

For the Company, the benefits of the Disposals include the following:

- the sale price is attractive given current market conditions;
- the increase in net assets and Adjusted NAV, as described above;
- the cash proceeds from the Disposals are expected to generate approximately £225.2 million of additional liquidity for Canary Wharf; excluding the potential release of the £50 million Coverage Reserve established at the time of the securitisation tap issue in October 2002;
- following the associated debt repayment, NAV gearing will fall from approximately 183 per cent. as at 30 June 2003 to approximately 128 per cent. on a pro forma basis, with reduced amortisation payable by Canary Wharf Finance II plc.

If the Shareholders vote in favour of the Disposals, the Company will be obliged to complete the Disposals.

7. Extraordinary General Meeting

A notice convening the Extraordinary General Meeting to consider the ordinary resolution to approve the Disposals is set out on pages 9 of this document. The Extraordinary General Meeting will be held on the 29th Floor at One Canada Square, Canary Wharf, London E14 5AB at 9:00 a.m. on Monday 22 December 2003.

8. Action to be taken

Whether or not they intend to be present at the meeting, Shareholders are requested to complete and return the enclosed form of proxy for the Extraordinary General Meeting in accordance with the instructions printed on the form. **Completed forms of proxy should be returned to the Group's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR, as soon as possible, and in any event not later than 48 hours before the time appointed for the Extraordinary General Meeting.** The completion and return of a form of proxy will not prevent you from attending the Extraordinary General Meeting and voting in person if you so wish.

9. Consent

Lazard has given and not withdrawn its consent to the inclusion of the references to its name in this document in the form and content in which it appears.

10. Recommendation

The Independent Directors, having been so advised by Lazard and Cazenove, believe that the Disposals are in the best interests of the Company and its shareholders taken as a whole. In providing advice to the Independent Directors, Lazard and Cazenove have taken into account the Directors' commercial assessments.

The Independent Directors unanimously recommend that you vote in favour of the resolution to approve the Disposals at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

Martin W. Jacomb

Sir Martin Jacomb
Non-Executive Chairman

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS OF THE CONTINUING GROUP

The unaudited pro forma statement of Canary Wharf's net asset values set out below has been prepared solely to illustrate the effect of the transaction on Canary Wharf's net asset values as if the transaction had taken place at 30 June 2003.

The information, which is produced for illustrative purposes only, by its very nature may not give a true picture of, and is not necessarily indicative of the results and financial position of the Group which would have been reported if the transaction had taken place on 30 June 2003.

	Per Statutory Balance Sheet	*Uplift in Property Values to Market Value*	*Property Values at Market Value*	*Disposals*	*Pro Forma*
			£ million		
Total Property	5,315.8[1]	448.0[2]	5,763.8	(1,017.0)	4,746.8
Securitisation I	(590.0)		(590.0)		(590.0)
Securitisation II	(3,027.0)		(3,027.0)	856.3[3]	(2,170.7)
Other Debt	(1,093.0)		(1,093.0)	(12.2)[4]	(1,105.2)
Unrestricted Cash	276.8		276.8	225.2[5]	502.0
Restricted Cash	752.3		752.3	–	752.3
FRS 19 – deferred tax provision	(47.9)		(47.9)[6]	(24.1)[13]	(72.0)
Other Net Assets	(67.6)		(67.6)	(20.2)[7]	(87.8)
NAV incl. FRS 19	**1,519.4**	**448.0**	**1,967.4**	**8.0**	**1,975.4**
Add-back of FRS 19			47.9[6]	24.1[13]	72.0
Adjusted NAV			**2,015.3**	**32.1**	**2,047.4**
UITF 28 – Aldersgate & Broadgate			(179.0)[8]		(179.0)
FRS 13 (net of tax)			(346.5)[9]	39.0[9]	(307.5)
Contingent Tax (pre EZA uplift)			(258.1)[10]	0.0[10]	(258.1)
NNNAV			**1,231.7**	**71.1**	**1,302.8**
Uplift in Market Value attributable to EZAs			525.0[11]	(136.0)[11]	389.0
FRS 19 – deferred tax provision			(84.9)[12]	(52.6)[13]	(137.5)
Contingent Tax on EZA uplift			(147.4)[14]	21.0[14]	(126.4)
NNNAV adjusted for EZAs			**1,524.4**	**(96.5)**	**1,427.9**
NAV p.s. (p)			**344**	**6**	**350**
NNNAV p.s. (p)			**211**	**12**	**223**
NNNAV p.s. adj. for EZAs (p)			**261**	**(17)**	**244**
Net Debt			(3,680.9)	1,069.3	(2,611.6)

Notes

The unaudited pro forma statement of net assets is based on the published annual report and financial statements of Canary Wharf to which the following adjustments have been made:

(1) Total property comprises (i) investment properties stated at 30 June 2003 Market Value derived in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Market Value') (excluding any uplift for the benefit of EZAs), net of an adjustment of £47.7 million required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ('UITF 28') in respect of tenant incentives attributable to such properties, (ii) properties under construction stated at cost and (iii) properties held for development stated at cost. The Market Value of 25 Canada Square at 30 June 2003 was £690 million and the Market Value of 5 Canada Square at that date was £327 million.

(2) Uplift in carrying value of properties under construction and properties held for development to Market Value in existing state.

(3) Repayment of £901.3 million of floating rate notes less the D Notes of £45 million currently held by Canary Wharf. The quantum and class of notes to be repaid is subject to the consent of the trustee and affirmation of the rating of the remaining notes by the rating agencies.

(4) The Group's debt instruments are stated net of financing costs and such costs are charged to the profit and loss account over the term of the debt instruments at a constant rate based on the carrying amount of the debt. To the extent that debt instruments are repaid early, the unamortised financing costs attributable to that debt must be written off to the profit and loss account.

(5) The Disposals are expected initially to generate additional liquidity for the Group of £225.2 million, excluding the potential release of £50 million from the Coverage Reserve. The expected initial proceeds are calculated as follows:

	£ million
Sale of properties	1,112.0
Less: Prepayment of debt (net of cancellation of D Notes held by the Group)	(856.3)[(a)]
Less: Breakage costs of hedging instruments	(27.0)[(b)]
Less: Estimated fees	(3.5)[(c)]
Add: Release of Coverage Reserve	–[(d)]
	225.2

(a) It is anticipated that the following classes of notes will be repaid:

Tranche	*Repayment £ million*
A2	100.8
A4	90.0
A5 (part)	95.5
A6	325.0
R1	125.0
R2	60.0
B1	60.0
	856.3
D notes held by the Group	45.0
Total	**901.3**

(b) The estimated breakage costs referred to above have been based on mid-market quotes as at close of business on 26 November 2003. The costs include any premium payable on redemption of the notes. The actual amount of breakage costs will depend on the market price of the hedges on the date of completion of the transaction. The amount of breakage costs also includes the fee payable in respect of the facility referred to in (e) below.

(c) Estimated fees payable to Canary Wharf's advisers in connection with the Disposals.

(d) Subject to the consent of the trustee and the rating agencies, it is anticipated that as a result of repaying the A6, R1 and R2 notes, security over the £50 million Coverage Reserve established as a result of the tap issue in October 2002 will be released. However, this has not been assumed in the pro forma statement of the net assets.

(e) In connection with the securitisation of 25 Canada Square, the Group entered into a facility agreement with Gibralter Holdings Limited, (the "DS5 Facility Provider"), whereby, in consideration for the payment of a commitment fee, the DS5 Facility Provider made available on an interest free basis a loan facility drawable in circumstances where in respect of 25 Canada Square there is a default in the payment of rent. As a result of the proposed sale of 25 Canada Square and its withdrawal from the securitisation, it is proposed that the benefit of the facility be transferred to 33 Canada Square, another property leased to Citigroup, in consideration for the payment of a fee. This fee is taken in the estimated breakage costs referred to in (b) above.

(6) Deferred tax arises from timing differences between the recognition of gains and losses for accounts purposes and their recognition in the Group's corporation tax return. In accordance with Financial Reporting Standard 19 (Deferred Tax) ("FRS 19") the Group has recognised a deferred tax provision in respect of timing differences that have originated but not reversed at the balance sheet date. These timing differences originate when transactions or events that result in an obligation to pay more or less tax in the future have occurred on or before the balance sheet date. As permitted by FRS 19, deferred tax is calculated on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse beforehand, a period not exceeding 50 years. At 30 June 2003, the Group recognised a deferred tax provision of £47.9 million. This provision reflects, *inter alia,* the clawback of EZAs already claimed in respect of certain properties which would arise in the event of the disposal of those properties.

In arriving at Adjusted NAV, the provision for deferred tax recognised in accordance with FRS 19 has been added back. FRS 19 requires, *inter alia*, provision to be made for deferred tax on capital allowances claimed notwithstanding that the related tax would not become payable unless the related properties were disposed of. In contrast, no provision is required for the tax which would become payable on the profits which would be realised if the Group were to dispose of its properties at their Market Value. This inconsistency in the

accounting standard has therefore been reversed in calculating the adjusted net asset value per share. No element of the deferred tax provision recognised at 30 June 2003 related to either 5 Canada Square or 25 Canada Square.

(7) In accordance with UITF 28, the rental income receivable under a lease is allocated to periods evenly over the lease term, or, if earlier, to the period to the first open market rent review. The effect of this policy is to recognise rental income during rent free periods, which adjustment then reverses from the date of rent commencement. The rent free adjustment in respect of 5 Canada Square and 25 Canada Square at 30 June 2003 was £20.2 million and this balance must be written off to the profit and loss account upon sale of the properties.

(8) At 30 June 2003, the Group recognised a provision of £123.5 million in respect of the estimated liability relating to vacant leasehold property assumed from Clifford Chance in connection with its lease of 10 Upper Bank Street. At that date the Group also accrued £28.2 million and provided a further £27.3 million in respect of certain liabilities to Lehman Brothers in connection with its lease of 25-30 Bank Street. These amounts, totalling £179.0 million, are treated as lease incentives and accounted for in accordance with UITF 28. Accordingly £179.0 million was included in prepayments at 30 June 2003 which will be amortised through the profit and loss account over the period to the first open market review on, as applicable, 10 Upper Bank Street and 25-30 Bank Street. UITF 28 requires that, upon completion of these two properties (which has occurred since 30 June 2003) and their revaluation to Market Value, the valuation should be reduced for these incentives.

(9) At 30 June 2003, the adjustment required by Financial Reporting Standard 13 (Derivatives and Other Financial Instruments) ("FRS 13") in order to mark the Group's financial instruments to market was £495.2 million, or £346.5 million net of tax. The adjustment has been shown on a post tax basis as the loss arising on redemption of debt at above nominal values could be offset against taxable profits.

Of the amount of £346.5 million, £39.6 million is attributable to the swaps and notes which will be closed out as a result of repaying £901.3 million of notes in connection with the proposed transaction.

(10) The figure of £258.1 million represents the contingent tax which would be payable upon disposal of the Group's properties at their Market Value at 30 June 2003, excluding any value attributable to EZAs. The disposal of 5 Canada Square and 25 Canada Square at their EZA-exclusive values does not reduce this contingent tax liability because the profit arising on the sale of these properties may be fully sheltered by the Group's tax losses. As such, although the contingent profits are reduced as a result of the sale of these properties, the losses that may be used to shelter these lower contingent profits are reduced by the same amount.

(11) The Group has received an assessment from its valuers that the increase in Market Value attributable to EZAs at 30 June 2003, was £525.0 million. This increase represents the valuers' assessment of the additional amount that a third party purchaser would pay for a property recognising that a third party purchaser would pay more for a building that attracts EZAs than for a building that does not. Of the increase in Market Value of £525.0 million, £136.0 million in total is attributable to 5 Canada Square and 25 Canada Square.

It should be noted that the assessment of the value of EZAs above, based on the sale of properties as at 30 June 2003, is not a suitable measure of their worth to the Group on an on-going basis. For example, the 100% initial allowance which maximises the value of the EZAs in a sale to a third party is only available on the first sale within two years of the building being occupied. If an intra-group transfer of the property is made to allow the Group to claim the EZAs, a claim for either the initial allowance or for writing down allowances at the rate of up to 25% of the qualifying expenditure will be made as required in future accounting periods. After this first intra-group sale, the value of the EZAs to a third party will fall considerably as a third party would then only be able to claim writing down allowances at a rate of approximately 4% per annum thereafter. Of the total increase in value of £525.0 million, approximately £475 million is attributable to EZAs on buildings in respect of which a purchaser could claim the 100% initial allowance. Accordingly, the disclosed amount of additional value attributable to EZAs will reduce over the next couple of years as buildings are transferred within the Group in order to preserve the entitlement of the Group to claim accelerated rates of writing down allowances.

(12) A sale of the properties at their Market Value with the benefit of EZAs would trigger a clawback of EZAs previously claimed on those properties. Deferred tax has been provided in the Group's balance sheet at 30 June 2003 in relation to EZAs already claimed but this provision has been discounted to recognise that any clawback would under normal circumstances take place in the future. If all properties are deemed to be sold at 30 June 2003 the clawback would be triggered immediately and the liability would become the undiscounted amount. This would increase the discounted liability of £47.9 million by £37.0 million to £84.9 million at 30 June 2003.

(13) In order to shelter the profit realised on disposal of 5 Canada Square and 25 Canada Square it will be necessary to claim EZAs to cover the element of that profit which cannot be sheltered by losses. A deferred tax provision would need to be recognised in respect of the EZAs claimed and it has been estimated by the company that the provision required would be £24.1 million on a discounted basis or £52.6 million undiscounted.

(14) If the properties were sold at a value of £525 million above their Market Value, i.e. at their Market Value inclusive of EZAs, the contingent tax liability would increase accordingly. The Group has calculated that on a basis consistent with the calculation of the £258.1 million referred to in (11), after allowing for utilisation of capital losses, the contingent tax liability as at 30 June 2003 based on the Market Values inclusive of EZAs would be £147.4 million higher, i.e. £405.5 million in total. Alternatively put, the uplift in value attributable to EZAs would fall from £525.0 million to approximately £378 million after taking account of the resulting increase in the related tax liability.

Of the amount of additional contingent tax arising due to the EZA uplift, £21.0 million relates to 5 Canada Square and 25 Canada Square.

NOTICE OF EXTRAORDINARY GENERAL MEETING

CANARY WHARF GROUP PLC

(Registered No. 4191122)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Canary Wharf Group plc (the "Company") will be held on the 29th Floor at One Canada Square, Canary Wharf, London E14 5AB at 9:00 a.m. on Monday 22 December 2003 for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution.

ORDINARY RESOLUTION

THAT the Disposals, on the terms set out in the Property Sale Agreements (as defined in the circular to shareholders of the Company dated 5 December 2003, of which this notice forms part), be and is hereby approved and the Directors of the Company (or a duly constituted committee thereof) be and hereby are authorised to waive, amend, vary or extend any of the terms of the Property Sale Agreements and any ancillary agreements and arrangements thereto as they think fit and to do all such things as they (or a committee) may consider to be necessary, expedient or appropriate to complete or to give effect to, or otherwise in connection with, such Disposals and any matters incidental to such Disposals.

Dated: 5 December 2003

Registered office
One Canada Square
Canary Wharf
London E14 5AB
Registered in England No. 4191122

By order of the Board
John Garwood
Secretary

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.
2. To be valid, a form of proxy must be completed in accordance with the instructions printed on it and must be deposited (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy thereof) by 9:00 a.m. on 20 December 2003 with the Company's Registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4BR.
3. Completion of a form of proxy will not prevent you from attending and voting in person.
4. The Company specifies, pursuant to regulation 34 of the Uncertificated Securities Regulations 1995, that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 20 December 2003 or, in the event that the meeting is adjourned, in the register of members at 6.00 p.m. on the second day prior to the day of any adjourned meeting shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of shares registered in their name as at the relevant time. Changes to entries in the relevant register of securities after 6.00 p.m. on 20 December 2003 or, in the event that the meeting is adjourned, in the register of members after 6.00 p.m. on the second day prior to the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

"Board"	The board of Directors
"Companies Act"	The Companies Act 1985, as amended
"Canary Wharf" or "Company"	Canary Wharf Group plc
"Cazenove"	Cazenove & Co. Ltd
"City Code"	The City Code on Takeovers and Mergers
"Continuing Group"	Canary Wharf following the Disposals
"Directors"	The directors of Canary Wharf
"Disposals"	The sale of the properties to RBS
"Extraordinary General Meeting"	The extraordinary general meeting of Canary Wharf convened by the notice set out at the end of this document, including any adjournment thereof
"EZAs"	Capital allowances in accordance with Part 3 of the Capital Allowance Act 2001
"Group"	Canary Wharf and its subsidiaries and subsidiary undertakings
"Independent Committee"	The committee of independent, non-executive Directors constituted by a resolution of the Board on 2 April 2003 with responsibility for dealing with any offer for Canary Wharf on the Group's behalf
"Lazard"	Lazard & Co., Limited
"Morgan Stanley"	Morgan Stanley & Co. Limited
"MSREF"	real estate private equity funds managed by MSREF IV International-G.P., L.L.C., consisting of MSREF IV TE Holding, L.P., Morgan Stanley Real Estate Fund IV International-T, L.P., Morgan Stanley Real Estate Investors IV International, L.P. and Morgan Stanley Real Estate Fund IV Special International, L.P.
"Offer"	The offer by Silvestor UK Properties Limited to acquire Canary Wharf by at a price of 265 pence per Canary Wharf Share
"Panel"	The Panel on Takeovers and Mergers
"pounds" or "£"	UK pounds sterling
"Property Sale Agreements"	(A) the agreement of even date herewith made among Canary Wharf Limited, Canary Wharf Holdings Limited, The Royal Bank of Scotland Public Limited Company and R.B. Drummond Investments Limited for the sale of the 999 year leasehold interest in relation to building DS1 at Canary Wharf, London E14; (B) the agreement of even date herewith made among Canary Wharf Limited, Canary Wharf Holdings Limited, The Royal Bank of Scotland Public Limited Company and R.B. Bishopsgate Investments Limited for the sale of the 999 year leasehold interest in relation to building DS5 at Canary Wharf, London E14; (C) the option agreement of even date herewith made among Canary Wharf Investments Limited, CWCB Investments (DS1) Limited, Formatfolder Limited and Canary Wharf Holdings Limited in relation to the freehold interest in building DS1 at Canary Wharf, London E14. Note this option is exercisable between 3 years and 21 years after completion;

(D) the option agreement of even date herewith made among Canary Wharf Investments Limited, CWCB Investments (DS5) Limited, Craftformat Limited and Canary Wharf Holdings Limited in relation to the freehold interest in building DS5 at Canary Wharf, London E14. Note this option is exercisable between 3 years and 21 years after completion;

(E) the option agreement of even date herewith made between CWCB Leasing (RT2) Limited and Riverupper Limited in relation to a 150 year lease of Retail Units 50 to 53 inclusive and Walkway, Canada Place at Canary Wharf, London E14. Note this option is exercisable between 6 months and one year after completion; and

(F) the option agreement of even date herewith made between Cabot Place (RT2) Limited and Strongcycle Limited in relation to a 40 year lease of Retail Units 50 to 53 inclusive and Walkway, Canada Place at Canary Wharf, London E14. Note this option is not exercisable until 2019;

"Properties"	the properties situated at 5 Canada Square and at 25 Canada Square, Canary Wharf
"RBS Group"	The Royal Bank of Scotland plc
"Shareholders"	Holders for the time being of Shares
"Share Schemes"	The Canary Wharf Long Term Incentive Plan, the Canary Wharf Company Share Option Plan, the Canary Wharf Group plc 1997 Executive Share Option Plan, the Canary Wharf All Employee Share Plan adopted on 8 November 2000 and the Canary Wharf All Employee Share Plan adopted on 16 October 2001
"Shares"	Ordinary shares of 1 pence each in Canary Wharf
"subsidiary undertaking"	A subsidiary undertaking as that term is defined in section 258 of the Companies Act
"Takeover Code"	The City Code on Takeovers and Mergers
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland
"Warrantholder"	IPC Advisors Limited, the holder of all of the Warrants
"Warrants"	The 1997 Warrants and the 1999 Warrants
"1997 Warrants"	The warrants over 10,710,279 Shares issued to European Investment Bank and subsequently purchased by the Warrantholder
"1999 Warrants"	The warrants over 32,240,400 Shares issued to and held by the Warrantholder

ATTENDING THE EXTRAORDINARY GENERAL MEETING

Venue

29th Floor, One Canada Square, Canary Wharf, London E14 5AB. A map is reproduced below. The nearest DLR and underground stations are Canary Wharf. If travelling by car please contact us on 020 7537 5396 for car parking details.

Date and Time

Monday 22 December 2003. The meeting will start at 9.00 am and registration will be available from 8.00 am. On arrival at the building please report to the east reception desk where you will be issued with a building pass and directed to the appropriate lifts to take you to the 29th floor.

Security

For your personal safety and security random security checks will be carried out. To assist with security please do not take excess baggage to the meeting. Recording equipment, cameras and other items and behaviour that might interfere with the good order of the meeting will not be permitted. You will be asked to switch off mobile telephones and pagers during the meeting.

Disabilities

One Canada Square is a wheelchair accessible building. If you have any disabled parking requirements or other special needs please contact us on 020 7537 5396 or e-mail, annamarie.holland@canarywharf.com



N
ADAMS PLACE
UPPER BANK STREET
THE NORTH
COLONNADE
SQUARE
NORTH COLONNADE
DLR CANARY WHARF
CABOT PLACE EAST
ONE CANADA SQUARE
CANADA
CANADA SQUARE
EAST RECEPTION
SQUARE
CANADA
SOUTH COLONNADE
NASH COURT
UPPER BANK STREET
MONTGOMERY STREET
CANARY WHARF JUBILEE LINE

RF61323

Printed by Royle Financial Print

Canary Wharf Group - Holding(s) in Company

RNS Number:4820S
Canary Wharf Group PLC
25 November 2003

C 7:21

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 24 November 2003, Canary Wharf Group plc ("the Company") was notified that, as a result of transactions carried out on 16 May 2003, Allianz AG and subsidiaries had a disclosable material interest in 26,693,253 ordinary shares representing 4.56%* of the Company's issued share capital (previously 4.30%). Included within the interest of Allianz AG is the material interest of Dresdner Bank Ag which, with its subsidiaries, is interested in 25,021,800 of the above-mentioned shares representing 4.28%* (previously 3.97%).

Note:

*As at 16 May and 24 November 2003, the Company had an issued share capital of 585,008,225.

Dated:

25 November 2003

Contact for queries:

Anna Marie Holland
020 7537 5396

Company official making announcement:

Anna Marie Holland
Assistant Company Secretary
Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEASFSADADFFE

Canary Wharf Group - Director Shareholding

RNS Number:8362S
Canary Wharf Group PLC
03 December 2003

03 DEC 7:21

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 156

(ii) 153

by the named directors

8. Percentage of issued class£
i. 0.000027%
ii. 0.000026%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£2.413

13. Date of transaction
1 December 2003

14. Date company informed
2 December 2003

15. Total holding following this notification
i. A. Peter Anderson 6,403
ii. George Iacobescu 806,805*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00109%
ii. George Iacobescu: 0.13791% *

If a director has been granted options by the company please complete the

following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 1 December 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
Anna Marie Holland

Assistant Company Secretary

Date of Notification
3 December 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAKADESFDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:8377S
Canary Wharf Group PLC
03 December 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 2 December 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 20,898,281 ordinary shares of the Company (representing 3.57%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 2 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

3 December 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

END

HOLEAXADEELDFFE

Canary Wharf Group - Offer Update

RNS Number:9019S
Canary Wharf Group PLC
04 December 2003

For immediate release

4th December 2003

CANARY WHARF GROUP PLC

Offer Proposal

The Independent Committee of Canary Wharf Group plc ("Canary Wharf" or the " Company") and the consortium led by MSREF and Simon Glick (the "Consortium") announce that the Company has received from the Consortium a proposal to make an offer for the Company at a price of 265 pence per share. The Independent Committee has concluded that it would be willing to recommend that shareholders accept such an offer. Accordingly, the Company is now working with the Consortium with a view to announcing the full terms and conditions of the offer as soon as practicable.

The key terms of the proposed offer are as follows.

* The basic offer comprises 220 pence in cash and 45 pence in limited voting shares ("Class B Shares*") in the new parent company of Canary Wharf.

* A mix and match facility would be available under which Canary Wharf Shareholders can elect to vary the proportions in which they receive cash and Class B Shares in respect of their holdings of Canary Wharf Shares.

* A cash alternative would be available for 100 per cent. of the share consideration, ensuring that shareholders, who wish to do so, would receive consideration of 265 pence in cash in respect of each Canary Wharf Share.

* The Class B Shares would represent approximately 33 per cent. of the share capital of the new parent company of Canary Wharf and are expected to be formally valued at 45 pence in the offer document. The Consortium has committed to make an application to have the Class B Shares admitted to the Alternative Investment Market effective at the time the Offer completes.

A further announcement will be made as soon as practicable.

This announcement does not represent a firm intention from the Consortium to make an offer for Canary Wharf

Enquiries

Lazard 020 7187 2000
William Rucker
Maxwell James

Cazenove 020 7588 2828
Duncan Hunter
Richard Cotton

Brunswick 020 7404 5959
James Bradley
Fiona Laffan

Tulchan Communications (PR adviser to MSREF) 020 7353 4200
Andrew Grant

Smithfield Financial (PR adviser to Simon Glick) 020 7360 4900
John Antcliffe

Definition

"MSREF" Morgan Stanley Real Estate Fund IV International limited partnerships, a series of real estate private equity opportunity funds sponsored by Morgan Stanley.

Lazard & Co., Limited is acting for the Independent Committee of Canary Wharf and no one else in connection with the potential offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard & Co., Limited nor for providing advice in connection with the potential offer.

Cazenove & Co. Ltd is acting for the Independent Committee of Canary Wharf and no one else in connection with the potential offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove & Co. Ltd nor for providing advice in connection with the potential offer.

This information is provided by RNS
The company news service from the London Stock Exchange

END

OUPTIBPTMMBMBBJ

RNS Number:9540S
Canary Wharf Group PLC
05 December 2003

FOR IMMEDIATE RELEASE

5 December 2003

CANARY WHARF GROUP PLC

£1.1 BILLION PROPERTY TRANSACTION

Introduction

The Board of Canary Wharf Group plc ("Canary Wharf") announces that it has agreed the terms of the sale of two leasehold properties situated at 5 Canada Square and at 25 Canada Square (the "Properties") to wholly-owned subsidiaries of The Royal Bank of Scotland plc ("RBS") for consideration of £1,112 million payable in cash upon completion (the "Disposals").

The Independent Committee has received a series of approaches from parties interested in acquiring the Company culminating in the recommended offer by the consortium led by MSREF and Simon Glick (the "Consortium") which was announced today (the "Offer"). The Offer will be conditional, inter alia, on completion of the Disposals. The Disposals can still be completed even if the Offer is not successful. Since Canary Wharf is in an offer period for the purposes of the City Code on Takeovers and Mergers (the "City Code"), the Disposals are conditional upon the approval of Canary Wharf shareholders under Rule 21 of the City Code.

The Properties

Details of the Properties to be sold are as follows:

PROPERTY	PRINCIPAL TENANT	NIA(1) (SQ FT)	MV(2) (£M)	RENT(3) (£M)
25 Canada Square	Citigroup	1,223,474	690	44.9
5 Canada Square	Credit Suisse First Boston	515,080	327	19.7
Total		1,738,554	1,017	64.6

Notes:
1. Net internal area
2. Market value as at 30 June 2003
3. Net annual rents receivable

The market value of the properties stated above excludes any value for capital allowances available to purchasers.

Benefits of the Disposals for Canary Wharf

The benefits of the Disposals for the Company on a standalone basis include the following:

- the sale price is attractive given current market conditions;

- as shown in the appendix to this announcement, the Disposals are expected to increase Canary Wharf's net assets by approximately £8.0 million, Adjusted NAV by approximately £32.1 million, and NNNAV by approximately £71.1 million, although Canary Wharf's Adjusted NNNAV is expected to be reduced by approximately £96.5 million;

- the cash proceeds from the Disposals are expected initially to generate approximately £225.2 million of additional liquidity for Canary Wharf (excluding the potential release of the £50 million Coverage Reserve established at the time of the securitisation tap issue in October 2002);

- following the associated debt repayment, NAV gearing will fall from approximately 183 per cent. as at 30 June 2003 to approximately 128 per cent. on a pro forma basis, with reduced amortisation payable by Canary Wharf Finance II plc.

Conditions

The Disposals are conditional on the approval of Canary Wharf's shareholders on or before 29 December 2003. In addition, completion of the Disposals is conditional on Canary Wharf procuring the release of the Properties from certain security arrangements to which they are currently subject. RBS may terminate if completion does not occur on or before 31 December 2003 or if the Properties are substantially damaged before completion.

Extraordinary General Meeting

An extraordinary general meeting of Canary Wharf shareholders to consider an ordinary resolution to approve the Disposals will be convened for Monday 22 December 2003. A circular to shareholders and notice convening that meeting is being despatched today.

Recommendation

The Independent Directors, having been so advised by Lazard and Cazenove, believe that the Disposals are in the best interests of the Company and its shareholders taken as a whole. In providing advice to the Independent Directors, Lazard and Cazenove have taken into account the Directors' commercial assessments.

The Independent Directors unanimously recommend that you vote in favour of the resolution to approve the Disposals at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial shareholdings.

Enquiries

Lazard — Tel: +44 20 7187 2000

William Rucker

Maxwell James

Cazenove — Tel: +44 20 7588 2828

Duncan Hunter

Richard Cotton

Brunswick — Tel: +44 20 7404 5959

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in connection with the Disposals and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Disposals.

Cazenove & Co. Ltd ("Cazenove") is acting as Rule 3 adviser to the Independent Committee of Canary Wharf and no one else in connection with the Offer and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer.

Unaudited pro forma statement of net assets of the Continuing Group

The unaudited pro forma statement of Canary Wharf's net asset values set out below has been prepared solely to illustrate the effect of the transaction on Canary Wharf's net asset values as if the transaction had taken place at 30 June 2003.

The information, which is produced for illustrative purposes only, by its very nature may not give a true picture of, and is not necessarily indicative of the results and financial position of the Group which would have been reported if the transaction had taken place on 30 June 2003.

£ million	Per Statutory Balance Sheet		Uplift in Property Values to Market Value		Property Values at Market Value		Disposals		Pro Forma
Total Property	5,315.8	(1)	448.0	(2)	5,763.8		(1,017.0)		4,746.8
Securitisation I	(590.0)				(590.0)				(590.0)
Securitisation II	(3,027.0)				(3,027.0)		856.3	(3)	(2,170.7)
Other Debt	(1,093.0)				(1,093.0)		(12.2)	(4)	(1,105.2)
Unrestricted Cash	276.8				276.8		225.2	(5)	502.0
Restricted Cash	752.3				752.3		-		752.3
FRS 19 - deferred tax provision	(47.9)				(47.9)	(6)	(24.1)	(13)	(72.0)
Other Net Assets	(67.6)				(67.6)		(20.2)	(7)	(87.8)
NAV incl. FRS 19	1,519.4		448.0		1,967.4		8.0		1,975.4
Add-back of FRS 19					47.9	(6)	24.1	(13)	72.0
Adjusted NAV					2,015.3		32.1		2,047.4
UITF 28 - Aldersgate & Broadgate					(179.0)	(8)			(179.0)
FRS 13 (net of tax)					(346.5)	(9)	39.0	(9)	(307.5)
Contingent Tax (pre EZA uplift)					(258.1)	(10)	0.0	(10)	(258.1)
NNNAV					1,231.7		71.1		1,302.8

Uplift in market value attributable to EZAs	525.0	(11)	(136.0)	(11)	389.0
FRS 19 - deferred tax provision	(84.9)	(12)	(52.6)	(13)	(137.5)
Contingent Tax on EZA uplift	(147.4)	(14)	21.0	(14)	(126.4)
NNNAV adjusted for EZAs	1,524.4		(96.5)		1,427.9
NAV p.s. (p)	344		6		350
NNNAV p.s. (p)	211		12		223
NNNAV p.s. adj. for EZAs (p)	261		(17)		244
Net Debt	(3,680.9)		1,069.3		(2,611.6)

Notes:

The unaudited pro forma statement of net assets is based on the published annual report and financial statements of Canary Wharf to which the following adjustments have been made:

(1) Total property comprises (i) investment properties stated at 30 June 2003 Market Value derived in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ("Market Value") (excluding any uplift for the benefit of EZAs), net of an adjustment of £47.7 million required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ("UITF 28") in respect of tenant incentives attributable to such properties, (ii) properties under construction stated at cost and (iii) properties held for development stated at cost. The Market Value of 25 Canada Square at 30 June 2003 was £690 million and the Market Value of 5 Canada Square at that date was £327 million.

(2) Uplift in carrying value of properties under construction and properties held for development to Market Value in existing state.

(3) Repayment of £901.3 million of floating rate notes less the D Notes of £45 million currently held by Canary Wharf. The quantum and class of notes to be repaid is subject to the consent of the Trustee and affirmation of the rating of the remaining notes by the rating agencies.

(4) The Group's debt instruments are stated net of financing costs and such costs are charged to the profit and loss account over the term of the debt instruments at a constant rate based on the carrying amount of the debt. To the extent that debt instruments are repaid early, the unamortised financing costs attributable to that debt must be written off to the profit and loss account.

(5) The Disposals are expected initially to generate additional liquidity for the Group of £225.2 million, excluding the potential release of £50 million from the Coverage Reserve. The expected initial proceeds are calculated as follows:

		£m	
Sale of properties		1,112.0	
Less:	Prepayment of debt (net of cancellation of D Notes held by the Group)	(856.3)	(a)
Less:	Breakage costs of hedging instruments	(27.0)	(b)
Less:	Estimated fees	(3.5)	(c)
Add:	Potential release of Coverage Reserve	-	(d)
		283.2	

(a) It is anticipated that the following classes of notes will be repaid:

Tranche	Repayment £m
A2	100.8
A4	90.0

A5 (part)	95.5
A6	325.0
R1	125.0
R2	60.0
B1	60.0
	856.3
D notes held by the Group	45.0
Total	901.3

(b) The estimated breakage costs referred to above have been based on mid-market quotes as at close of business on 26 November 2003. The costs include any premium payable on redemption of the notes. The actual amount of breakage costs will depend on the market price of the hedges on the date of completion of the transaction. The amount of breakage costs also includes the fee payable in respect of the facility referred to in (e) below.

(c) Estimated fees payable to Canary Wharf's advisers in connection with the Disposals.

(d) Subject to the consent of the Trustee and the rating agencies, it is anticipated that as a result of repaying the A6, R1 and R2 notes, security over the £50 million Coverage Reserve established as a result of the tap issue in October 2002 will be released. However, this has not been assumed in the pro forma statement of the net assets.

(e) In connection with the securitisation of 25 Canada Square, the group entered into a facility agreement with Gibralter Holdings Limited (the "DS5 Facility Provider"), whereby, in consideration for the payment of a commitment fee, the DS5 Facility Provider made available on an interest free basis a loan facility drawable in circumstances where in respect of 25 Canada Square there is a default in the payment of rent. As a result of the proposed sale of 25 Canada Square and its withdrawal from the securitisation, it is proposed that the benefit of the facility be transferred to 33 Canada Square, another property leased to Citigroup, in consideration for the payment of a fee. This fee is taken in the estimated breakage costs referred to in (b) above.

(6) Deferred tax arises from timing differences between the recognition of gains and losses for accounts purposes and their recognition in the Group's corporation tax return. In accordance with Financial Reporting Standard 19 (Deferred Tax) ("FRS 19") the Group has recognised a deferred tax provision in respect of timing differences that have originated but not reversed at the balance sheet date. These timing differences originate when transactions or events that result in an obligation to pay more or less tax in the future have occurred on or before the balance sheet date. As permitted by FRS 19, deferred tax is calculated on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse beforehand, a period not exceeding 50 years. At 30 June 2003, the Group recognised a deferred tax provision of £47.9 million. This provision reflects, inter alia, the clawback of EZAs already claimed in respect of certain properties which would arise in the event of the disposal of those properties.

In arriving at Adjusted NAV, the provision for deferred tax recognised in accordance with FRS 19 has been added back. FRS 19 requires, inter alia, provision to be made for deferred tax on capital allowances claimed notwithstanding that the related tax would not become payable unless the related properties were disposed of. In contrast, no provision is required for the tax which would become payable on the profits which would be realised if the Group were to dispose of its properties at their Market Value. This inconsistency in the accounting standard has therefore been reversed in calculating the adjusted net asset value per share. No element of the deferred tax provision recognised at 30 June 2003 related to either 5 Canada Square or 25 Canada Square.

(7) In accordance with UITF 28, the rental income receivable under a lease is allocated to periods evenly over the lease term, or, if earlier, to the period to the first open market rent review. The effect of this policy is to recognise rental income during rent free periods, which adjustment then reverses from the date of rent commencement. The rent free adjustment in respect of 5 Canada Square and 25 Canada Square at 30 June 2003 was £20.2 million and this balance must be written off to the profit and loss account upon sale of the properties.

(8) At 30 June 2003, the Group recognised a provision of £123.5 million in respect of the estimated liability relating to vacant leasehold property assumed from Clifford Chance in connection with its lease of 10 Upper Bank Street. At that date the Group also accrued £28.2 million and provided a further £27.3 million in respect of certain liabilities to Lehman Brothers in connection with its lease of 25-30 Bank Street. These amounts, totalling £179.0 million, are treated as lease incentives and accounted for in accordance with UITF 28. Accordingly £179.0 million was included in prepayments at 30 June 2003 which will be amortised through the profit and loss account over the period to the first open market review on, as applicable, 10 Upper Bank Street and 25-30 Bank Street. UITF 28 requires that, upon completion of these two properties (which has occurred since 30 June 2003) and their revaluation to Market Value, the valuation should be reduced for these incentives.

(9) At 30 June 2003, the adjustment required by Financial Reporting Standard 13 (Derivatives and Other Financial Instruments) ("FRS 13") in order to mark the Group's financial instruments to market was £495.2 million, or £346.5 million net of tax. The adjustment has been shown on a post tax basis as the loss arising on redemption of debt at above nominal values could be offset against taxable profits.

Of the amount of £346.5 million, £39.6 million is attributable to the swaps and notes which will be closed out as a result of repaying £901.3 million of notes in connection with the proposed transaction.

(10) The figure of £258.1 million represents the contingent tax which would be payable upon disposal of the Group's properties at their Market Value at 30 June 2003, excluding any value attributable to EZAs. The disposal of 5 Canada Square and 25 Canada Square at their EZA-exclusive values does not reduce this contingent tax liability because the profit arising on the sale of these properties may be fully sheltered by the Group's tax losses. As such, although the contingent profits are reduced as a result of the sale of these properties, the losses that may be used to shelter these lower contingent profits are reduced by the same amount.

(11) The Group has received an assessment from its valuers that the increase in Market Value attributable to EZAs at 30 June 2003 was £525.0 million. This increase represents the valuers' assessment of the additional amount that a third party purchaser would pay for a property recognising that a third party purchaser would pay more for a building that attracts EZAs than for a building that does not. Of the increase in Market Value of £525.0 million, £136.0 million in total is attributable to 5 Canada Square and 25 Canada Square.

It should be noted that the assessment of the value of EZAs above, based on the sale of properties as at 30 June 2003, is not a suitable measure of their worth to the Group on an on-going basis. For example, the 100% initial allowance which maximises the value of the EZAs in a sale to a third party is only available on the first sale within two years of the building being occupied. If an intra-group transfer of the property is made to allow the Group to claim the EZAs, a claim for either the initial allowance or for writing down allowances at the rate of up to 25% of the qualifying expenditure will be made as required in future accounting periods. After this first intra-group sale, the value of the EZAs to a third party will fall considerably as a third party would then only be able to claim writing down allowances at a rate of approximately 4% per annum thereafter. Of the total increase in value of £525.0 million, approximately £475 million is attributable to EZAs on buildings in respect of which a purchaser could claim the 100% initial allowance. Accordingly, the disclosed amount of additional value attributable to EZAs will reduce over the next couple of years as buildings are transferred within the Group in order to preserve the entitlement of the Group to claim accelerated rates of writing down allowances.

(12) A sale of the properties at their Market Value with the benefit of EZAs would trigger a clawback of EZAs previously claimed on those properties. Deferred tax has been provided in the Group's balance sheet at 30 June 2003 in relation to EZAs already claimed but this provision has been discounted to recognise that any clawback would under normal circumstances take place in the

future. If all properties are deemed to be sold at 30 June 2003 the clawback would be triggered immediately and the liability would become the undiscounted amount. This would increase the discounted liability of £47.9 million by £37.0 million to £84.9 million at 30 June 2003.

(13) In order to shelter the profit realised on disposal of 5 Canada Square and 25 Canada Square it will be necessary to claim EZAs to cover the element of that profit which cannot be sheltered by losses. A deferred tax provision would need to be recognised in respect of the EZAs claimed and it has been estimated by the company that the provision required would be £24.1 million on a discounted basis or £52.6m undiscounted.

(14) If the properties were sold at a value of £525 million above their Market Value, i.e. at their Market Value inclusive of EZAs, the contingent tax liability would increase accordingly. The Group has calculated that on a basis consistent with the calculation of the £258.1 million referred to in (10), after allowing for utilisation of capital losses, the contingent tax liability as at 30 June 2003 based on the Market Values inclusive of EZAs would be £147.4 million higher, i.e. £405.5 million in total. Alternatively put, the uplift in value attributable to EZAs would fall from £525.0 million to approximately £378 million after taking account of the resulting increase in the related tax liability.

Of the amount of additional contingent tax arising due to the EZA uplift, £21.0 million relates to 5 Canada Square and 25 Canada Square.

END

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